October 30, 2020



VIA E-MAIL

James C. Hoodlet
Vice President and Chief Counsel
John Hancock
200 Berkeley St.
Boston, Massachusetts 02116

       RE:     John Hancock Life Insurance Company (U.S.A.):
               John Hancock Life Insurance Company (U.S.A.) Separate Account A
                   Protection Variable Universal Life 2021    (   PVUL 2021   )
               Initial Registration Statement filed on Form N-6
               File Nos. 811-4834 and 333-248502

Dear Mr. Hoodlet:

      On August 31, 2020, you filed the above-referenced initial registration statement on Form N-6 on behalf of John Hancock Life Insurance Company (U.S.A.) (the
   Company   ) and its separate account.

        The following comments are based on a review of the marked courtesy copy of the prospectus for the PVUL 2021 provided to the staff and the EDGAR statement of additional information and Part C. Capitalized terms have the same meaning as in the registration statement. Based on our review, we have the following comments.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the
Company will be solely responsible for any benefits or features associated with the
Contract.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.
 James C. Hoodlet
Vice President and Chief Counsel
John Hancock
October 30, 2020
Page 2 of 5

3. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

4. Please makes sure the policy name provided on the front cover page matches the
EDGAR class identifier.

PROSPECTUS

5.      Summary of Benefits and Risks (page 4)

        a. Please accurately define terms the first time they are used and then use the defined terms consistently thereafter throughout the filing. For example, the
           terms    Fixed Account    and    Investment Accounts    appear under
   Policy
           Value Credit and Asset Credit    on page 5, but neither have been
defined. Also
           reconcile    Investment Accounts    with    variable investment
accounts    and
              investment options.

        b. In    Policy Value Credit and Asset Credit    on page 5, please
briefly describe
           how the Policy Value Credit is calculated as was provided for the Asset
           Credit, and also provide a cross-reference to the fuller discussion of the Asset
           Credit.

        c. In the last sentence of the second paragraph under    Tax risks
starting on page
           6, please consider revising    inside build-up    as    tax-deferred
inside build-up.

6.      Fee Tables (page 7)

        The representative insured person should be the same for all applicable footnotes.
Please revise the representative insured in footnote 4 to Critical Illness Benefit Rider on page 10, i.e., should be 55 year old male preferred non-smoker, not standard non-smoker.

7.      The fixed account (page 16)

        a. Please break out the discussion into two captions:    The general
account    and
              The fixed account.    In doing so, please disclose that any
payments made
           from the general account are subject to the Company   s financial
strength and
           claims paying ability. As an example of such disclosure, please refer to the corresponding captions in the Accumulation Survivorship Variable Universal
           Life 2020 policy filed on Form N-6, File Nos. 811-4834 and
333-236446.

        b. In the second sentence of the second paragraph, please delete the following
           clause:    and we have been advised that the staff of the SEC has
not reviewed
           the disclosure in this prospectus relating to any fixed account. James C. Hoodlet
Vice President and Chief Counsel
John Hancock
October 30, 2020
Page 3 of 5

        c. In addition, given the significant market events that have occurred as a result of the COVID-19 pandemic since before this registration statement was filed, please consider whether the disclosure in this section should be supplemented,
           based on how these events could affect the company   s financial
strength and
           claims-paying ability, including the ability to timely process claims. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

8.      The minimum death benefit (page 17)

        After the second paragraph, please provide some sample death benefit factors.

9.      Premiums     Maximum premium payments (page 18)

        In first paragraph, please add disclosure that explains the MEC Authorization
Form, i.e., it would authorize the Company to proceed with the payment and have your policy classified as a MEC.

10.     Policy Value Credit and Asset Credit (pages 21 and 22)

        For both features, please disclose whether their calculation is based on notional values and if so, please add disclosure explaining that the components of their calculation are solely to determine each of the credits, not values that you receive in your policy.

For example, the Persistency Credit offered in the Protection VUL 2017 is described as calculated on the basis of a notional value referred to as the Persistency Measure where the Persistency Measure is calculated solely to determine the amount of Persistency
Credit to be applied to your policy value. The Persistency Measure charges and values that determine the Persistency Measure are not charges you pay nor are they values that you receive in your policy value.

11.     Description of charges at the policy level (page 26)

        a. For the Advance Contribution Charge, please more clearly explain what is provided in consideration for the charge, i.e., explain meaning of offset
           reserving and other costs incurred by highly funded policies   .

        b. For the Advance Contribution Charge and other charges, please also disclose the source from where the charge is deducted and its frequency, e.g., Face
           Amount and Cost of Insurance charges.

        c. For the Asset-based risk charge and other charges, when possible, specify the amount of any charge as a percentage or dollar amount.
 James C. Hoodlet
Vice President and Chief Counsel
John Hancock
October 30, 2020
Page 4 of 5

12.     In the last paragraph under    Long Term Care Rider 2018    on page 34,
please
delete all references to    Early Lapse Protections.

13.     In    Delay to challenge coverage    on page 37, please delete the last
sentence.

14. Please consider revising the last paragraph on the back cover page to better align with disclosure per Item 1(b)(3).

PART C

15.     Exhibits

        a. Confirm relevance of exhibit 26(n)(1) or delete.

        b. With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

        c. Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

16.     Financial Statements, Exhibits, and Certain Other Information

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

                                         ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.
 James C. Hoodlet
Vice President and Chief Counsel
John Hancock
October 30, 2020
Page 5 of 5

      In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing any pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                                  Sincerely,

                                                                  /s/ Sonny Oh

                                                                  Sonny Oh
                                                                  Senior
Counsel



cc:     Andrea Ottomanelli Magovern, Assistant Director
        Sumeera Younis, Branch Chief